AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 9, 2003
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------
                                   SCHEDULE TO
                                 (RULE 14D-100)
                      TENDER OFFER STATEMENT UNDER SECTION
           14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                   ----------
                             VODAVI TECHNOLOGY, INC.
                       (Name of Subject Company (Issuer))
                                   ----------
                        VODAVI TECHNOLOGY, INC. (OFFEROR)
            (Names of Filing Persons (identifying status as offeror,
                            issuer or other person))
                                   ----------
                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)
                                   92857V 10 2
                      (CUSIP Number of Class of Securities)
                                   ----------
                                GREGORY K. ROEPER
                             VODAVI TECHNOLOGY, INC.
                        4717 E. HILTON AVENUE, SUITE 400
                             PHOENIX, ARIZONA 85034
                                 (480) 443-6000
      (name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
                                   ----------
                                 WITH A COPY TO:
                              ROBERT S. KANT, ESQ.
                              SCOTT K. WEISS, ESQ.
                             GREENBERG TRAURIG, LLP
                        2375 E. CAMELBACK ROAD, SUITE 700
                             PHOENIX, ARIZONA 85016
                                 (602) 445-8000
                                   ----------
                            CALCULATION OF FILING FEE
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     TRANSACTION VALUATION*                            AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
           $2,400,000                                          $480
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*    Estimated  for purposes of  calculating  the amount of the filing fee only.
     This amount assumes the purchase of 1,000,000 shares of common stock, par value $.001 per share, at the tender offer price of $2.40 per share in cash.
[ ]  Check  the  box if any  part  of the  fee is  offset  as  provided  by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: N/A
                             ---------------------------------------------------
     Filing Party: N/A
                   -------------------------------------------------------------
     Form or Registration No.: N/A
                               -------------------------------------------------
     Date Filed: N/A
                 ---------------------------------------------------------------
[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
     [ ]  third-party tender offer subject to Rule 14d-1.
     [X]  issuer tender offer subject to Rule 13e-4.
     [ ]  going-private transaction subject to Rule 13e-3.
     [ ]  amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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
     This Tender Offer Statement on Schedule TO relates to the tender offer by Vodavi Technology, Inc., a Delaware corporation, to purchase 1,000,000 shares of its common stock, par value $.001 per share, or such fewer number of shares as are properly tendered and not properly withdrawn. We are offering to purchase these shares at a price of $2.40 per share, net to the seller in cash, without interest. Our offer is made on the terms and subject to the conditions set forth in the Offer to Purchase, dated May 9, 2003, and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the offer.

     This Tender Offer Statement on Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

     The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits
(a)(1)(A) and (a)(1)(B), respectively, is incorporated in this Schedule TO by reference, in answer to Items 1 through 11 of this Tender Offer Statement on Schedule TO.

ITEM 12. EXHIBITS.

     (a)(1)(A)      Offer to Purchase, dated May 9, 2003

     (a)(1)(B)      Letter of Transmittal

     (a)(1)(C)      Notice of Guaranteed Delivery

     (a)(1)(D)      Letter  to  Brokers,   Dealers,   Commercial  Banks,   Trust
                    Companies and Other Nominees, dated May 9, 2003

     (a)(1)(E) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 9, 2003

     (a)(1)(F) Guidelines for Certification of Taxpayer Identification on Substitute Form W-9

     (a)(2)-(a)(4)  Not applicable

     (a)(5)(A) Letter to Stockholders from the Chief Executive Officer, dated May 9, 2003

     (a)(5)(B)      Press Release dated April 29, 2003

     (b)(1) Credit Agreement dated as of April 10, 2003 by and between Vodavi Communication Systems, Inc. and Comerica Bank - California (1)

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(1)  Incorporated  by reference the Issuer's  Quarterly  Report on Form 10-Q for the quarterly period ended March 31, 2003, as filed on April 29, 2003.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        VODAVI TECHNOLOGY, INC.


                                        By: /s/ Gregory K. Roeper
                                            ------------------------------------
                                            Name: Gregory K. Roeper
                                            Title: Chief Executive Officer
                                            Date: May 9, 2003

                                  EXHIBIT INDEX

EXHIBIT NO.    EXHIBIT NAME
-----------    ------------

(a)(1)(A)      Offer to Purchase, dated May 9, 2003

(a)(1)(B)      Letter of Transmittal

(a)(1)(C)      Notice of Guaranteed Delivery

(a)(1)(D) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 9, 2003

(a)(1)(E) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 9, 2003

(a)(1)(F)      Guidelines  for  Certification  of  Taxpayer   Identification  on
               Substitute Form W-9

(a)(2)-(a)(4)  Not applicable

(a)(5)(A) Letter to Stockholders from the Chief Executive Officer, dated May 9, 2003

(a)(5)(B)      Press Release dated April 29, 2003

(b)(1) Credit Agreement dated as of April 10, 2003 by and between Vodavi Communication Systems, Inc. and Comerica Bank - California (1)

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(1)  Incorporated  by reference the Issuer's  Quarterly  Report on Form 10-Q for the quarterly period ended March 31, 2003, as filed on April 29, 2003.